June 24, 2010

Via Facsimile and U.S. Mail

Rik J. Deitsch
Chief Executive Officer and Chief Financial Officer
Nutra Pharma Corp.
1537 NW 65th Avenue
Plantation, FL 33313

Re: Nutra Pharma Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Filed November 18, 2009
File Number: 000-32141

Dear Mr. Deitsch:

            We have completed our review of your filings and have no further comments at this time.

                              Sincerely,

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant